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                                                                    EXHIBIT 20.1

PRESS RELEASE                                        CONTACT:  Angela Richardson
FOR IMMEDIATE RELEASE                                         Investor Relations
                                                                   (888)788-3863

        MUNIMAE ANNOUNCES THE PUBLIC OFFERING OF 2,800,000 COMMON SHARES
                      RAISING $66 MILLION IN GROSS PROCEEDS

BALTIMORE, MD, February 5, 2003 -- Municipal Mortgage & Equity, LLC (NYSE: MMA), also known as MuniMae, announced today that it raised gross proceeds of $66.1 million through the public offering of 2,800,000 common shares at a price of $23.60 per share.

Mark K. Joseph, Chairman of the Board and CEO of MuniMae, stated, "We are extremely pleased with the market's response to our offering. This is MuniMae's fifth follow-on equity offering since listing in August 1996. Each one has been well received, but not one of them has been in such an uncertain economic and geopolitical environment. Given this, we are fortunate to have achieved our offering goal. Our net proceeds of approximately $62.3 million will be put to good use providing capital for affordable housing nationwide."

The offering was managed by RBC Capital Markets, Merrill Lynch & Co., UBS Warburg, Legg Mason Wood Walker Incorporated, and Wachovia Securities. The underwriters have an option to purchase an additional 420,000 shares to cover over-allotments. If the option is exercised in full, the gross proceeds to the Company would then be $76 million. The capital raised is expected to be used fund future investment activities, for general corporate purposes and to reduce outstanding debt. The offering is expected to close on February 11, 2003. A written prospectus supplement prepared in connection with this offering may be obtained by calling RBC Capital Markets at 612-371-2818.

Based on our current dividend and today's closing price of $23.60, our annualized yield is 7.5%. Assuming the company's income during the year is 85% exempt from Federal income tax, and assuming a 38.6% tax bracket, the taxable equivalent yield would be 11.5%. MuniMae's average annual total return since inception is 17%.

About the Company

MuniMae and its subsidiaries originate, service and asset manage investments in multifamily debt and equity for their own accounts and on behalf of others. As of September 30, 2002, assets under management totaled $3.4 billion secured by 868 properties and 92,159 units in 47 states and the U.S. Virgin Islands. For its proprietary accounts, MuniMae primarily holds tax-exempt multifamily housing bonds. This on-balance sheet portfolio of tax-exempt bonds is secured by 140 properties containing 34,228 units in 27 states. For a portion of bonds, MuniMae participates in the performance of the underlying properties.

MuniMae is organized as a limited liability company. This structure allows MuniMae to combine the limited liability, governance and management characteristics of a corporation with the pass-through income features of a partnership. As a result, the tax-exempt income derived from certain investments remains tax-exempt when passed through to shareholders. Distributions to shareholders are declared quarterly and paid in February, May, August and November.

This press release contains statements which are forward looking in nature and reflect management's current views with respect to future events and financial performance. These statements are subject to many uncertainties and risks and should not be considered guarantees of future performance. Actual results may vary materially from projected results based on a number of factors, including the actual performance of the properties pledged as collateral for the portfolio, general conditions in the local real estate markets in which the properties are located and prevailing interest rates.

          MUNIMAE: TAX-EXEMPT DIVIDENDS AND GROWTH THROUGH REAL ESTATE
                             www.munimaemidland.com

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